

April 20, 2018

Stephen Ungar
Senior V.P., General Counsel and Secretary
AmTrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor
New York, New York 1oo38

> **Re:** **AmTrust Financial Services, Inc.**
> **Schedule 13E-3**
> **Schedule 14A**
> **Filed on April 9, 2018**
> **File Nos. 005-83045 and 001-33143**

Dear Mr. Ungar,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

1. Please refer to the last paragraph that appears before Item 1 in which disclaimers are introduced whereby the persons filing the Schedule 13E-3 disclaim responsibility for the accuracy of information supplied by any other filing person. Use of the disclaimers is inconsistent with the required attestation that appears at the outset of the signature pages, and otherwise operates as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.

Summary Term Sheet, page 1

2. The discussion under "Fairness of the Transaction" addresses fairness of the transaction to the "Company's Stockholders (including the Public Stockholders)." Please conform the disclosure to the Item 1014(a) of Regulation M-A standards by revising or supplementing this statement to make clear that the fairness determination is directed at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term "unaffiliated security holder."

Fairness of the Merger, page 5

3. Please revise to state, if true, that the Board has produced the fairness determination on behalf of AmTrust. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

4. Please revise to indicate, if true, that specific going concern, liquidation, and net book values were not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Alternatively, revised to include that the Board expressly adopted the analyses and conclusions reached by another party that produced such analyses. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). While we recognize the Special Committee adopted certain of the analyses produced by a financial advisor as its own, as disclosed on page 39, the Special Committee is a not a filing person that is subject to Rule 13e-3.

Position of the Filing Persons as to Fairness of the Merger, page 61

5. Please revise to indicate, if true, that specific going concern and net book values were not calculated or considered by the filing persons in making their fairness determinations. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Financial and Other Information | Additional Information, page 16

6. To the extent that financial information is incorporated by reference into Item 13 of Schedule 13E-3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3.

7. Financial information has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, AmTrust is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

Exhibit 99(c)(12)

8. We noticed the disclaimer that the financial advisor's materials were prepared "exclusively for the benefit and internal use by the recipient" and the information provided may not be reproduced or communicated without the financial advisor's prior written consent. Please revise the disclosure statement to be mailed to shareholders to state, if true, that the financial advisor has consented to the use of its materials – including those filed as separate exhibits –

by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

PREM14A

Explanatory Note Regarding the Merger Agreement, page 88

9. Please refer to the following statement made in this section: "Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates." Advise us, with a view toward revised disclosure, of the legal basis for the apparent belief that such cautionary language is not inconsistent with the Commission position expressed in Exchange Act Release No. 51283 (March 1, 2005). To the extent additional material facts exist that are made known to the issuer, the Commission position expressed in this release made clear that an issuer has an obligation to amend statements contradicting or qualifying the disclosure made within an original representation.

10. Please refer to the following statement made in this section: "Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's or Parent's public disclosures." Please advise us of the legal basis upon which the filing parties have apparently relied to conclude that material changes concerning the subject matter of the representations and warranties may lawfully remain undisclosed.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact me at (202) 551-3266 with any questions.

                Sincerely,

                /s/ Nicholas P. Panos

                Nicholas P. Panos
                Senior Special Counsel
                Office of Mergers & Acquisitions

cc: Steven Seidman and Laura Delanoy
Todd E. Freed and Jon A. Hlafter
Ross A. Fieldston and Adam M. Givertz